Exhibit 19(a)
                          ANUHCO, INC.
                     REPORT TO SHAREHOLDERS
                       FIRST QUARTER 1996

First quarter 1996 results mark the 19th consecutive quarter of profits for our company despite an extremely difficult economic operating environment for the transportation industry.
Consolidated income from continuing operations for the first quarter of 1996 was $353,000, or $0.05 per share, on operating revenue of $25.2 million; compared with consolidated income from continuing operations of $911,000, or $0.12 per share, on operating revenue of $24.6 million during the same quarter of 1995. The first quarter 1995 results also included additional income from discontinued operations of $368,000, or $0.05 per share.

The first quarter of 1996 saw the continuation from 1995 of a difficult operating environment for the transportation industry and for Crouse Cartage Company, Anuhco's general commodities motor carrier. Crouse Cartage had first quarter 1996 operating income of $499,000 on revenue of $24.3 million; compared to first quarter 1995 operating income of $1,175,000 on revenue of $24.6 million. While Crouse Cartage has maintained its freight volumes, continued competitive market pressures on freight rates and the effects of severe winter storms on linehaul, fuel and maintenance costs adversely impacted first quarter 1996 operating results.

Anuhco completed the acquisition of Universal Premium Acceptance Corporation ("UPAC"), an insurance premium finance company headquartered in St. Louis, Missouri on March 29, 1996. This operation will effectively double our market presence in the industry and provide operating licensing or qualification in 45 of the 48 contiguous states. In the first quarter of 1996, Agency Premium Resource, Inc. ("APR") operated at a break-even level, including certain costs incurred on the acquisition and integration of UPAC, on revenues of $923,000. While there will be some additional costs incurred in integrating UPAC's operations with APR, this acquisition gives us an immediate nationwide presence and provides substantial opportunities for expansion in this market.

Anuhco continues to maintain a strong cash and investment position of approximately $20 million as of March 31, 1996. Since its inception in the third quarter of 1995, the Company's stock buyback program has been active with a total of 435,800 shares, 5.8% of total outstanding, acquired and held in treasury at a total cost of approximately $3.7 million. In addition to using its liquidity for this program, Anuhco continues to consider potential acquisitions which would complement its operations.

/s/ Timothy P. O'Neil             /s/ Roy R. Laborde
Timothy P. O'Neil,                Roy R. Laborde,
President                         Chairman
April 19, 1996

                          ANUHCO, INC.
             UNAUDITED SUMMARY FINANCIAL STATEMENTS
              (in thousands, except per share data)

                CONSOLIDATED STATEMENTS OF INCOME
           First Quarter Ended March 31, 1996 and 1995
                                      1996       1995
Operating Revenues.................  $25,216   $24,632
Operating Expenses.................   25,022    23,663
Operating Income...................      194       969
Non-Operating Income...............      425       630
Income from Continuing Operations
  Before Income Taxes..............      619     1,599
Income Tax Provision...............      266       688
Income from Continuing Operations..      353       911
Income from Discontinued Operations     -0-        368
Net Income.........................  $   353   $ 1,279
Income Per Share-
  Continuing Operations............  $ 0.05    $ 0.12
  Discontinued Operations..........    0.00      0.05
     Total.......................... $ 0.05    $ 0.17
Average Common Shares Outstanding..  7,136     7,554

                   CONSOLIDATED BALANCE SHEETS
                                     03/31/96  12/31/95
                 ASSETS
Cash and Short-Term Investments....  $ 20,268  $ 33,983
Finance Accounts Receivable, net...    37,284     8,290
Other Current Assets...............    28,352    26,260
  Total Current Assets.............    85,904    68,533
Operating Property, net............    19,033    16,223
Intangibles and Other Assets.......    10,643     3,670
                                     $115,580  $ 88,426
  LIABILITIES AND SHAREHOLDERS' EQUITY
Notes Payable, Secured.............  $ 21,817  $   -0-
Other Current Liabilities..........    12,635     7,603
  Total Current Liabilities........    34,452     7,603
Deferred Income Taxes..............       593       543
Shareholders' Equity...............    80,535    80,280
                                     $115,580  $ 88,426

            Anuhco, Inc., 8245 Nieman Road, Suite 100
                      Lenexa, Kansas  66214